DOR BioPharma, Inc. 29 Emmons Drive, Suite C-10, Princeton, New Jersey 08540

April 15, 2009

Via EDGAR and Facsimile (202) 772-9217

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
Attn:                      Jeffrey P. Riedler

Re:           DOR BioPharma, Inc.
Pre-Effective Amendment No. 1 to Form S-1 Registration Statement
Filed April 14, 2009
File No. 333-157322

Ladies and Gentlemen:

The undersigned hereby respectfully requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that Pre-Effective Amendment No. 1 to Form S-1 Registration Statement filed by DOR BioPharma, Inc. (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on April 14, 2009 (File No. 333-157322) be declared effective as of 4:00 p.m., Eastern Time, on Friday, April 17, 2008, or as soon thereafter as possible.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DOR BioPharma, Inc.

By: /s/ Christopher J. Schaber
Christopher J. Schaber, Ph.D.
President and Chief Executive Officer

cc:           Leslie J. Croland, Esq.